UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WAYFAIR INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

94419L101

(CUSIP Number)

Spark Capital 137 Newbury Street 8th Floor Boston, MA 02116	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Capital III (AIV I), L.P. (“SCIII (AIV I)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,304,911 shares of Class A Common Stock, except that (i) Spark Management Partners III (AIV I), LLC (“SMPIII (AIV I)”), the general partner of SCIII (AIV I), may be deemed to have sole power to vote these shares, and (ii) Todd Dagres (“Dagres”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Santo Politi (“Politi”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Paul Conway (“Conway”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Bijan Sabet (“Sabet”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Moshe Koyfman (“Koyfman”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares and Alexander J. Finkelstein (“Finkelstein”), a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,304,911 shares of Class A Common Stock, except that (i) SMPIII (AIV I), the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of these shares, and (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,911 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Capital Founders’ Fund III, L.P. (“SCFFIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,916 shares of Class A Common Stock, except that (i) Spark Management Partners III, LLC (“SMPIII”), the general partner of SCFFIII, may be deemed to have sole power to vote these shares, and (ii) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote these shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

12,916 shares of Class A Common Stock, except that (i) SMPIII, the general partner of SCFFIII, may be deemed to have sole power to dispose of these shares, and (ii) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,916 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Management Partners III (AIV I), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,304,911 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,304,911 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of these shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,911 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark Management Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,916 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote these shares, and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

12,916 shares of Class A Common Stock, except that Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares, and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,916 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 94419L101

1.	Names of Reporting Persons. Spark III (AIV I) Feeder Corporation (“SIII (AIV I) FC”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,035 shares of Class A Common Stock, except that Conway, the sole officer and director of SIII (AIV I) FC, may be deemed to have shared power to vote these shares.
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 37,035 shares of Class A Common Stock, except that Conway, the sole officer and director of SIII (AIV I) FC, may be deemed to have shared power to dispose of these shares.
	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,035 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 94419L101

1.	Names of Reporting Persons. Todd Dagres
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,827 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Santo Politi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,827 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Paul Conway
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,354,862 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I), 12,916 shares are directly owned by SCFFIII and 37,035 shares are directly owned by SIII (AIV I) FC, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,354,862 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I), 12,916 shares are directly owned by SCFFIII and 37,035 shares are directly owned by SIII (AIV I) FC, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,862 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Bijan Sabet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,827 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Moshe Koyfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Finkelstein, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Finkelstein, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,827 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

1.	Names of Reporting Persons. Alexander J. Finkelstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to vote SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares and Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to vote SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to vote SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares and Koyfman, a managing member of SMPIII, may be deemed to have shared power to vote SCFFIII’s shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,317,827 shares of Class A Common Stock, of which 1,304,911 shares are directly owned by SCIII (AIV I) and, 12,916 shares are directly owned by SCFFIII, except that (i) (i) SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to have sole power to dispose of SCIII (AIV I)’s shares, (ii) Dagres, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Politi, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Conway, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, Sabet, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares and Koyfman, a managing member of SMPIII (AIV I), may be deemed to have shared power to dispose of SCIII (AIV I)’s shares, (iii) SMP III as the general partner of SCFFIII, may be deemed to have sole power to dispose of SCFFIII’s shares and (iv) Dagres, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Politi, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Conway, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares, Sabet, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares and Koyfman, a managing member of SMPIII, may be deemed to have shared power to dispose of SCFFIII’s shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,827 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 94419L101

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 30, 2015 (“Amendment No. 1”) and as amended by Amendment No. 2 filed on December 4, 2015 (“Amendment No. 2”, together with the “Original Schedule 13D” and this Amendment No. 3, the “Schedule 13D”), by Spark Capital III (AIV I), L.P. (“SCIII (AIV I)”), Spark Capital Founders’ Fund III, L.P. (“SCFFIII”), Spark Management Partners III (AIV I), LLC (“SMPIII (AIV I)”), Spark Management Partners III, LLC (“SMPIII”), Spark III (AIV I) Feeder Corporation (“SIII (AIV I) FC”), Todd Dagres (“Dagres”), Santo Politi (“Politi”), Paul Conway (“Conway”), Bijan Sabet (“Sabet”), Moshe Koyfman (“Koyfman”) and Alexander J. Finkelstein (“Finkelstein” and together with, SCIII (AIV I), SCFFIII, SMPIII (AIV I), SMP III, SIII (AIV I) FC, Dagres, Politi, Conway, Sabet and Koyfman, collectively, the “Reporting Persons”), with respect to shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 3 is being filed to report the disposition of Class A Common Stock, all other information in the Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On February 25, 2016, SCIII (AIV I) made a pro rata distribution of 600,000 shares of Class A Common Stock to its partners for no consideration in accordance with its partnership agreement and SCFFIII made a pro rata distribution of 5,938 shares of Class A Common Stock to its partners for no consideration in accordance with its partnership agreement.

On March 17, 2016, SCIII (AIV I) made a pro rata distribution of 600,000 shares of Class A Common Stock to its partners for no consideration in accordance with its partnership agreement and SCFFIII made a pro rata distribution of 5,938 shares of Class A Common Stock to its partners for no consideration in accordance with its partnership agreement.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 46,964,366 shares of Class A Common Stock outstanding as reported on Proxy Statement Pursuant to 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission by the Issuer on April 5, 2016.

(a)	SCIII (AIV I) directly beneficially owns 1,304,911 shares of Class A Common Stock, or approximately 2.8% of the Class A Common Stock outstanding. SCFFIII directly beneficially owns 12,916 shares of Class A Common Stock, or approximately 0.0% of the Class A Common Stock outstanding. SIII (AIV I) FC directly beneficially owns 37,035 shares of Class A Common Stock, or approximately 0.1% of the Class A Common Stock outstanding. SMPIII (AIV I), as the general partner of SCIII (AIV I), may be deemed to indirectly beneficially own the securities owned by SCIII (AIV I). SMPIII, as the general partner of SCFFIII, may be deemed to indirectly beneficially own the securities owned by SCFFIII. Conway, as the sole officer and director of SIII (AIV I) FC, may be deemed to indirectly beneficially own the securities owned by SIII (AIV I) FC.

(c)	Except as described in this statement and this Item 5(c), none of the Reporting Persons has effected any transactions in the Class A Common Stock in the 60 days prior to the date of this statement.

CUSIP No. 94419L101

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 94419L101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2016

Spark Capital III (AIV I), L.P.

By:	Spark Management Partners III (AIV I), LLC

By:	/s/ Paul Conway
Authorized Signatory

Spark Capital Founders’ Fund III, L.P.

By:	Spark Management Partners III, LLC

By:	/s/ Paul Conway
Authorized Signatory

Spark Management Partners III (AIV I), LLC

By:	/s/ Paul Conway
Authorized Signatory

CUSIP No. 94419L101

Spark Management Partners III, LLC

By:	/s/ Paul Conway
Authorized Signatory

Spark III (AIV I) Feeder Corporation

By:	/s/ Paul Conway
Authorized Signatory

/s/ Todd Dagres
Todd Dagres

/s/ Santo Politi
Santo Politi

/s/ Paul Conway
Paul Conway

/s/ Bijan Sabet
Bijan Sabet

/s/ Moshe Koyfman
Moshe Koyfman

/s/ Alexander J. Finkelstein
Alexander J. Finkelstein